Exhibit 99.1

APPLIED SEMANTICS, INC.

FINANCIAL STATEMENTS

Year ended December 31, 2002

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders

Applied Semantics, Inc.

We have audited the accompanying balance sheet of Applied Semantics, Inc. as of December 31, 2002, and the related statements of operations, redeemable convertible preferred stock and net capital deficiency, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Applied Semantics, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/    Ernst & Young LLP

San Francisco, California

June 20, 2003

APPLIED SEMANTICS, INC.

Balance Sheet

(In thousands, except per share data)

December 31, 2002
Assets
Current assets:
Cash and cash equivalents	$1,953
Accounts receivable, net of allowance of $11	3,659
Prepaid expenses and other current assets	74

Total current assets	5,686
Property and equipment, net	526
Other assets	6

Total assets	$6,218

Liabilities, redeemable convertible preferred stock, and net capital deficiency
Current liabilities:
Accounts payable	$36
Accrued revenue share	2,278
Accrued commissions	196
Other accrued expenses	145
Deferred revenue	246
Income taxes payable	25
Current portion of equipment leases	28

Total current liabilities	2,954
Noncurrent portion of equipment leases	60
Commitments
Series B redeemable convertible preferred stock, par value $0.001 (liquidation preference of $5,453); 2,536 shares authorized; 1,976 issued and outstanding	5,394
Net capital deficiency:
Undesignated preferred stock, par value $0.001; 6,504 authorized; none outstanding
Series A-1 convertible preferred stock, par value $0.001; 500 shares authorized, issued, and outstanding (liquidation preference of $500)	500
Series A-2 convertible preferred stock, par value $0.001; 100 shares authorized, issued, and outstanding (liquidation preference of $125)	125
Series A-3 convertible preferred stock, par value $0.001; 360 shares authorized; 205 issued, and outstanding (liquidation preference of $410)	410
Common stock, par value $0.001; 40,000 shares authorized; 10,202 shares issued and outstanding	2,936
Deferred stock-based compensation	(413)
Accumulated deficit	(5,748)

Total net capital deficiency	(2,190)

Total liabilities, redeemable convertible preferred stock, and net capital deficiency	$6,218

See accompanying notes.

APPLIED SEMANTICS, INC.

Statement of Operations

(In thousands)

Year ended December 31, 2002
Net revenues	$6,187
Costs and expenses:
Cost of revenues	566
Research and development expenses	1,711
Selling and marketing expense	1,483
General and administrative expenses(1)	2,361

Total costs and expenses	6,121

Income from operations	66
Interest income	8
Interest expense and other	(5)

Income before income taxes	69
Provision for income taxes	25

Net income	$44

(1)	Includes stock-based compensation expense of $1,029 consisting of amortization of deferred stock-based compensation and the fair value of options and warrants issued to nonemployees for services rendered.

See accompanying notes.

APPLIED SEMANTICS, INC.

Statement of Redeemable Convertible Preferred Stock and Net Capital Deficiency

(In thousands)

	Redeemable Convertible Preferred Stock Series B		Convertible Preferred Stock
			Series A-1		Series A-2		Series A-3		Common Stock		Deferred Stock-Based Compensation	Accumulated Deficit	Net Capital Deficiency
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2001	1,976	$5,394	500	$500	100	$125	205	$410	10,202	$2,450	$(956)	$(5,792)	$(3,263)
Fair value of options granted to nonemployees	–	–	–	–	–	–	–	–	–	26	–	–	26
Deferred stock-based compensation	–	–	–	–	–	–	–	–	–	460	(460)	–	–
Amortization of deferred stock-based compensation	–	–	–	–	–	–	–	–	–	–	1,003	–	1,003
Net income and comprehensive income	–	–	–	–	–	–	–	–	–	–	–	44	44

Balance at December 31, 2002	1,976	$5,394	500	$500	100	$125	205	$410	10,202	$2,936	$(413)	$(5,748)	$(2,190)

See accompanying notes.

APPLIED SEMANTICS, INC.

Statement of Cash Flows

(In thousands)

Year ended December 31, 2002
Operating activities
Net income	$44
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	496
Loss on disposal of property and equipment	5
Stock-based compensation	1,029
Changes in assets and liabilities:
Accounts receivable	(2,694)
Prepaid expenses and other current assets	(21)
Accounts payable	12
Accrued revenue share	1,929
Other accrued expenses	224
Deferred revenue	209
Income taxes payable	25

Net cash provided by operating activities	1,258

Investing activities
Purchases of property and equipment	(151)
Decrease in other assets	37

Net cash used in investing activities	(114)

Financing activities
Payments of principal on equipment leases	(22)

Net cash used in financing activities	(22)

Net increase in cash and cash equivalents	1,122
Cash and cash equivalents at beginning of year	831

Cash and cash equivalents at end of year	$1,953

Supplemental disclosures of cash flow information
Property and equipment acquired under capital leases	$108

Cash paid for interest	$2

See accompanying notes.

Applied Semantics, Inc.

Notes to Financial Statements

December 31, 2002

1. Summary of the Company and Significant Accounting Policies

Nature of Operations

Applied Semantics, Inc. (the “Company”), a California corporation, formerly known as Oingo, Inc., is a developer and provider of software technology solutions that enable businesses, their customers, and their employees to create value by better organizing, managing, and retrieving unstructured information in enterprise, Web-enabled, and e-commerce environments. The Company’s solutions are based on its CIRCA Technology, which understands, organizes, and extracts knowledge from unstructured content in a way that mimics human thought and language, allowing for more effective information retrieval. Focusing on specific markets, the Company has introduced products through each of its business units: Naming Solutions (DomainAppraise, DomainPark, DomainSense, Error Page Assistant) and Enterprise Solutions (Auto-Categorizer, Metadata Creator, and Page Summarizer).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates.

1. Summary of the Company and Significant Accounting Policies (continued)

Revenue Recognition

The Company primarily derives its revenue from revenue share agreements for application services. These are three-way revenue share arrangements wherein the Company receives advertising content from one of its content providers, and then subsequently distributes that content to a third party’s (“Partner”) Web sites. Revenue is generated when end users click-through to the content providers’ advertisements listed on the Partner’s Web sites. The revenues earned by the Company from its customers under these types of arrangements are reported net of the payment due to partners. The Company’s gross revenues and cost of revenues would have been $6.4 million higher for the year ended December 31, 2002, if these transactions had been accounted for on a gross basis. Amounts due to partners under these revenue share arrangements are reported as accrued revenue share in the accompanying balance sheet. The Company also has revenue from licensing agreements. Revenues from the licensing agreements are recognized on a straight-line basis over the term of the related contracts. These amounts, however, have not been a significant revenue stream to date. Any set-up and support fees are also recognized on a straight-line basis over the service period.

Deferred revenue is recorded when payments are received in advance of the Company’s performance in the underlying agreement.

Cost of Revenues

Cost of revenues consists primarily of the expenses associated with the operation of the Company’s server networks, including depreciation of hardware, amortization of capitalized computer software for internal use, datacenter expenses, and royalties related to a patent license agreement.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments having an original maturity of three months or less.

1. Summary of the Company and Significant Accounting Policies (continued)

Certain Risks and Concentrations

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high-credit quality financial institutions and has not experienced losses with respect to these items. Cash equivalents consist of cash on deposit with a bank and money market deposits. As of December 31, 2002, two customers represented approximately 64% and 19% of accounts receivable. For the year ended December 31, 2002, two customers represented approximately 53% and 16% of total revenues. The Company regularly evaluates its customers’ ability to satisfy credit obligations and maintains an allowance for potential credit losses, when deemed necessary. Credit and losses incurred to date have not been significant.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Equipment under capital leases is amortized over the shorter of the estimated useful life or the related lease term.

Long-Lived Assets

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

1. Summary of the Company and Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value because of their short maturities. The carrying amounts of the Company’s equipment leases approximate fair value of these obligations based upon management’s best estimates of interest rates that would be available for similar debt obligations at December 31, 2002.

Income Taxes

The Company recognizes income taxes under the liability method. Deferred income taxes are recognized for differences between the financial statements and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. In addition, valuation allowances are established when necessary to reduce deferred taxes to the amounts expected to be realized.

Stock-Based Compensation

As permitted by the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“FAS 123”), as amended, the Company accounts for employee stock-based compensation using the intrinsic-value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under APB 25, when the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. Deferred compensation for options granted to employees is determined as the difference between the deemed fair value of the Company’s stock on the date options were granted and the exercise price.

Pro forma information regarding net income (loss) has been determined as if the Company had accounted for its employee stock options under the fair-value method prescribed by FAS 123. The resulting effect on pro forma net income (loss) disclosed is not likely to be representative of the effects of income (loss) on a pro forma basis in future years due to additional grants and vesting in subsequent years.

1. Summary of the Company and Significant Accounting Policies (continued)

Stock-Based Compensation (continued)

Had compensation cost for options granted under the Company’s option plan been determined based on the fair value at the grant dates for the awards under a method prescribed by FAS 123, the Company’s net income (loss) would have been adjusted to the pro forma amounts below (in thousands):

Year ended December 31, 2002
Net income, as reported	$44
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,003
Deduct: Total stock-based employee compensation expense under the fair-value-based method for all rewards, net of related tax effects	(1,120)

Net income (loss), pro forma	$(73)

1.    The fair value of each option granted was estimated on the date of grant using the minimum-value method with the following weighted-average assumptions:

Year ended December 31, 2002
Risk-free interest rate	4.65%
Expected life (in years)	5
Dividend yield	—

The weighted-average deemed fair market value of an option granted during 2002 was $0.36.

1. Summary of the Company and Significant Accounting Policies (continued)

The Company accounts for stock awards issued to nonemployees in accordance with the provisions of FAS 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). Under FAS 123 and EITF 96-18, stock awards to nonemployees are accounted for at their fair value using the Black-Scholes method. The fair value of options granted to nonemployees is periodically remeasured as the underlying options vest.

Advertising Expenses

The Company expenses advertising costs in the period in which they are incurred. For the year ended December 31, 2002, advertising expenses totaled approximately $5,000.

Comprehensive Income

Comprehensive income generally represents all changes in net capital deficiency except those resulting from investments or contributions by shareholders. To date, the Company’s comprehensive income has equaled its net income.

Reclassifications

Certain prior-period amounts have been reclassified to conform to the current-period presentation.

1. Summary of the Company and Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on Issue 00-21, Accounting for Multiple Element Revenue Arrangements, addressing how to account for arrangements that involve the delivery or performance of multiple products, services, and/or rights to use assets. Revenue arrangements with multiple deliverables are divided into separate units of accounting if the deliverables in the arrangement meet the following criteria: (1) the delivered item has value to the customer on a stand-alone basis; (2) there is objective and reliable evidence of the fair value of undelivered items; and (3) delivery of any undelivered item is probable. Arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, with the amount allocated to the delivered item being limited to the amount that is not contingent on the delivery of additional items or meeting other specified performance conditions. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company is evaluating the impact of this consensus on its financial position and operating results.

In November 2002, the FASB issued Interpretation No. 45 (or “FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The disclosure requirements are effective for interim periods or fiscal years ending after December 15, 2002, and have been adopted. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The Company is evaluating the impact of this interpretation on the Company’s financial position and operating results.

1. Summary of the Company and Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In December 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“FAS 148”). This statement amends FAS 123 to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. While FAS 148 does not amend FAS 123 to require companies to account for employee stock options using the fair-value method, the disclosure provisions of FAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair-value method of FAS 123 or the intrinsic-value method of APB 25. Since the Company accounts for stock-based compensation under APB 25 and has no current plans to switch to FAS 123, the impact of FAS 148 will be limited to the reporting of the effects on net income (loss) if the Company accounted for stock-based compensation under FAS 123. FAS 148 is effective for fiscal years ending after December 15, 2002, and the disclosure provisions have been reflected in these financial statements.

2. Commitments

Operating Lease

The Company leases its office space under an operating lease that expired in January 2003. Rent expense under this operating lease amounted to approximately $157,000 during 2002 and was recognized on a straight-line basis over the term of the lease. The Company entered into another operating lease for a new facility in December 2002 that began in February 2003 and expires in May 2006.

Capitalized Leases

The Company leases certain equipment, which is accounted for as capital leases. The gross assets under capital lease at December 31, 2002, were $114,000, with accumulated depreciation of $21,000. The Company has recorded $12,000 of depreciation expense for leased assets during 2002, which is included in the accompanying statement of operations.

2. Commitments (continued)

Capitalized Leases (continued)

Future minimum lease payments as of December 31, 2002, under capital and noncancelable operating leases are as follows (in thousands):

	Capital Leases	Operating Lease
2003	$38	$256
2004	43	281
2005	26	286
2006	—	121

Total minimum payments required	107	$944

Less amounts representing interest	19

Minimum future payments of principal	88
Current portion	28

Noncurrent portion	$60

3. Property and Equipment

Property and equipment consist of the following (in thousands):

December 31, 2002
Computers and equipment	$1,049
Computer software for internal use	567
Furniture and fixtures	24
Leasehold improvements	15

1,655
Accumulated depreciation and amortization	(1,129)

Property and equipment, net	$526

4. Redeemable Convertible Preferred Stock

In August 2000, the Company issued 1,976,756 shares of Series B redeemable convertible preferred stock (the “Series B shares”) for $2.76 per share and net proceeds of approximately $5.4 million. The declaration of dividends rests in the sole discretion of the Company’s Board of Directors. The right to dividends is not cumulative. Each Series B share has a liquidation preference of $2.76 per share. Each Series B share may be converted at any time, at the holder’s option, into a share of common stock at a conversion price of $2.76 per share. Such shares shall automatically convert into common stock immediately prior to the closing of an underwritten public offering, as defined. The holders of the Series B shares are entitled to vote on all matters and are entitled to the number of votes equal to the number of full common shares into which such holders’ series of preferred shares could be converted. The Series B shares are redeemable at the option of at least 20% of the holders if a qualified initial public offering, as defined, has not occurred five years subsequent to the Series B purchase date. Each Series B share is redeemable at a redemption price equal to the original Series B issue price plus any declared and unpaid dividends.

5. Net Capital Deficiency

Convertible Preferred Stock

In May 2000, the Company issued 500,000, 100,000, and 205,000 shares of Series A-l, A-2, and A-3 convertible preferred stock, respectively (collectively, the “Series A shares”) in exchange for 1,610,000 shares of common stock representing a 1-for-2 ratio. The value of each Series A share is equal to the price originally paid for the share of common stock for which it was exchanged. The price per share was $1.00, $1.25, and $2.00 for a Series A-l, A-2, and A-3 share, respectively. The declaration of dividends rests in the sole discretion of the Company’s Board of Directors, and the right to dividends is not cumulative. Each Series A share has a liquidation preference equal to the original issue price per share, as defined above, plus any declared and unpaid dividends. Each Series A share may be converted at any time, at the holder’s option, into a share of common stock at a conversion price equal to the original issue price of the Series A share. Such shares shall automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, as defined. The holders of the Series A shares are entitled to vote on all matters and are entitled to the number of votes equal to the number of full common shares into which such holders’ Series of preferred shares could be converted.

5. Net Capital Deficiency (continued)

Founders Stock

Concurrent with the issuance of the Series B shares, the Company entered into Stock Restriction Agreements with the two founders of the Company. Pursuant to the terms of these agreements, all 10,200,000 common shares owned by the founders of the Company became restricted and subject to a right of repurchase by the Company at a per share amount equal to the original per share issuance price applicable to each share being repurchased. Such right of repurchase shall be exercisable only during the 60-day period following the date of the shareholder’s termination. This right of repurchase shall lapse, with respect to the shares, over 48 equal monthly installments measured from January 1, 1999. The Company’s management determined that at December 31, 2000, the Stock Restriction Agreements were compensatory. As of the date of execution of the Stock Restriction Agreements, 6,162,500 shares of common stock with a value of $2.3 million were subject to repurchase upon termination of the shareholders. Accordingly, the Company recorded deferred stock compensation in this amount, which was amortized to stock compensation expense, as the repurchase right lapses. Amortization for the year ended December 31, 2002, resulted in stock compensation charges of $956,000. As of December 31, 2002, no shares were subject to the restriction.

Additionally, on August 7, 2000, the Company and the purchasers of the Series B shares (the “Investors”) entered into Right of First Refusal and Co-sale Agreements (the “Agreements”) with the two founders of the Company. The Agreements state that should the founders propose to sell to a third party any shares held by them, the Company will have the first right to purchase such shares at the price and on the terms offered by the third party. If the Company does not exercise such right within the specified period of time, then the Investors will have the right to purchase all or a portion of such shares at the same price and terms offered by the third party. Should neither the Company nor the Investors purchase all the shares through their right of first refusal, then each Investor shall have the right to participate in the proposed sale (the “Co-Sale”). The Investor may sell up to that number of common and/or preferred shares equal to the product of the number of shares under the Co-Sale agreement and the Investor’s proportionate share of equity holdings. The rights under these Agreements expire on the earlier to occur of (i) the point in time at which the Investor no longer owns shares of the Company, (ii) the closing of a public offering, as defined, (iii) a sale of a majority of the Company shares, as defined, or (iv) 15 years.

5. Net Capital Deficiency (continued)

1999 Stock Plan

Under the Company’s 1999 Stock Option/Stock Issuance Plan (the “1999 Stock Plan”), incentive stock options and nonqualified options, as well as other stock-based awards, may be granted to employees, directors, and consultants. All awards have a maximum term of 10 years. Options are granted at exercise prices that approximated the fair value of the common stock and generally vest over four years or as specifically defined by the stock option agreement. All options granted through December 31, 2002, are immediately exercisable into restricted shares of common stock. Any shares issued upon the exercise of options are subject to a right of repurchase by the Company at the original exercise price, which right generally lapses over a four-year period. As of December 31, 2002, none of the options granted, subject to this repurchase right, had been exercised.

The following table summarizes the activity under the Company’s 1999 Stock Plan (shares in thousands):

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price
Balance at December 31, 2001	3,180	2,820	$0.25
Options granted	(1,423)	1,423	$0.38
Options canceled	597	(597)	$0.35

Balance at December 31, 2002	2,354	3,646	$0.28

5. Net Capital Deficiency (continued)

1999 Stock Plan (continued)

The following table summarizes additional information regarding outstanding and exercisable options as of December 31, 2002 (shares in thousands):

Options Outstanding and Exercisable
Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life
		(In years)
$0.15	1,706	7.44
$0.38	1,940	9.08

	3,646	8.83

Stock-Based Compensation

In 2002, the Company recorded deferred stock-based compensation cost totaling $460,000 in connection with stock option grants to employees. These amounts are being amortized over the vesting period of the related options using the straight-line vesting method. The amount represents the difference between the exercise price and the deemed fair value of the Company’s common stock on the date the stock options were granted. Amortization of deferred stock-based compensation totaled $47,000 during 2002.

Options Granted to Nonemployees

The Company has granted options to nonemployees in exchange for services. These options have a vesting period of 36 months. The Company granted options under the 1999 Stock Plan to nonemployees to purchase 60,000 shares of common stock in 2001. No options were granted to nonemployees during 2002. The Company determined the value of the options granted to nonemployees using the Black-Scholes option pricing model using the following assumptions: 131% volatility, no dividends, risk-free interest rate of 3.83%, and an expected life of 10 years. For the year ended December 31, 2002, the Company recognized approximately $26,000 of stock-based compensation expense related to the fair value of options granted to nonemployees.

5. Net Capital Deficiency (continued)

Warrants

In January 2001, the Company issued fully vested nonforfeitable warrants to purchase 36,142 shares of common stock at a purchase price of $0.38 per share in connection with recruitment fees. The Company determined the value of the warrants at the date of grant using the Black-Scholes option pricing model to be approximately $11,000 using the following assumptions: 119% volatility, 0% dividend yield, risk-free interest rate of 4.88%, and a contractual life of five years. The entire fair value of the warrants was expensed as stock-based compensation within general and administrative expenses during 2001, as it related to past services rendered. As of December 31, 2002, the warrants remain outstanding and unexercised.

In 2000, in conjunction with a convertible financing arrangement, the Company issued fully vested nonforfeitable warrants to purchase 12,655 shares of Series A-3 convertible preferred stock at a purchase price of $2.00 per share. These warrants, with a contractual life of three years, remain outstanding and unexercised at December 31, 2002. The Company determined the value of the warrants using the Black-Scholes option pricing model to be approximately $18,000 using the following assumptions: 116% volatility, no dividends, risk-free interest rate of 5.13%, and an expected life of three years.

Reserved Shares

Common stock reserved for future issuance was as follows at December 31, 2002 (in thousands):

Warrants	49
1999 Stock Plan	6,000
Conversion of preferred stock	2,781

Total common stock reserved for future issuance	8,830

6. 401(k) Plan

The Company has a 401(k) Savings Plan (the “401(k) Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may elect to contribute up to 15% of their eligible compensation, subject to certain limitations. The Company did not make any contributions for 2002.

7. Income Taxes

The provision for income taxes consisted of the following (in thousands):

Year ended December 31, 2002
Current:
Federal	$—
State	25

Total	25
Deferred:
Federal	—
State	—

Total	—

Provision for income taxes	$25

7. Income Taxes (continued)

The reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is as follows (in thousands):

Year ended December 31, 2002
Expected provision at federal statutory rate	$24
State taxes, net of federal benefit	25
Stock-based compensation expense	325
Valuation allowance	(351)
Other individually immaterial items	2

Provision for income taxes	$25

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

December 31, 2002
Deferred tax assets:
Net operating loss carryforwards	$1,277
Research and development credit carryforwards	83
Deferred compensation	37
State taxes	9
Accruals and reserves not currently deductible	30
Depreciation	14

Total deferred tax assets	1,450
Valuation allowance	(1,450)

Net deferred tax assets	$—

7. Income Taxes (continued)

The net valuation allowance decreased by approximately $503,000 during the year ended December 31, 2002.

As of December 31, 2002, the Company had federal and state net operating loss carryforwards of approximately $3.0 million and $4.1 million, respectively. The Company also had federal research and development credit carryforwards of approximately $83,000. The net operating loss and credit carryforwards will begin to expire in 2020 if not utilized.

Utilization of the net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

8. Subsequent Event

In April 2003, all of the outstanding shares of the Company were purchased by Google Technology, Inc. (“Google”). The Company was acquired for approximately 1.2 million shares of Google common stock and $41.5 million in cash.